As Filed with the Securities and Exchange Commission on January 20, 2005.
                                                          Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                                 AUSTAL LIMITED
                                (ACN 009 250 266)
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                              --------------------

                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212)-815-2095
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                                 Michael Joseph
                                 Blank Rome LLP
                          600 New Hampshire Avenue, NW
                              Washington, DC 20037
                            Telephone (202) 772-5959

                        For Further Information Contact:

                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212) 815-2095

         It is proposed that this filing become effective under Rule 466

                           |_| immediately upon filing

                             |_| on (Date) at (Time)

             If a separate statement has been filed to register the
                 deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                            Proposed maximum    Proposed maximum        Amount of
                 Title of each class of                      Amount          Aggregate price       aggregate          registration
              Securities to be registered               to be registered      per unit (1)     offering price (1)         fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American           10,000,000             $.05              $500,000             $63.35
Depositary Receipts, each American Depositary Share         American
evidencing 10 ordinary shares of Austal Limited.           Depositary
                                                             Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6), (8) and (22)
                  or withdraw the underlying securities


                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (9), (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that Austal Limited furnishes the        Paragraph (11)
         Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports and
         documents can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], 2005, among Austal Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of __________________________, 2005, among Austal Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 20, 2005.

                                                    By: THE BANK OF NEW YORK,
                                                        as Depositary

                                                    By: \s\ Andrew J. Zelter
                                                        ------------------------
                                                        Name:  Andrew J. Zelter
                                                        Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Austal Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Australia on January 20, 2005.

                                                        AUSTAL LIMITED

                                                    By: \s\ John Rothwell
                                                        ------------------------
                                                        John Rothwell
                                                        Executive Chairman

      Each of the undersigned hereby constitutes and appoints John Rothwell and Michael Atkin, and each of them, his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on January 20, 2005.

Name                              Title
----                              -----

\s\ John Rothwell                 Executive Chairman and Executive Director
-------------------------------   (Principal Executive Officer)
John Rothwell

\s\ Michael Atkin                 Executive Director, Finance, Company Secretary
-------------------------------   and Executive Director
Michael Atkin                     (Principal Financial Officer)

\s\ Greg Wheeler                  Group Financial Controller
-------------------------------   (Principal Accounting Officer)
Greg Wheeler

\s\ Robert McKinnon               Managing Director and Executive Director
-------------------------------
Robert McKinnon

\s\ Christopher Norman            Non-executive Director
-------------------------------
Christopher Norman

\s\ John Poynton                  Non-executive Director
-------------------------------
John Poynton

\s\ Robert Browning               Non-executive Director
-------------------------------
Robert Browning

\s\ Greg Metcalf                  Authorized Representative in the United States
-------------------------------
By: Greg Metcalf
    General Manager, Austal USA

                                INDEX TO EXHIBITS

Exhibit
Number
------
(1) Form of Deposit Agreement, dated as of [Date], 2005, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.